[Eversheds-Sutherland (US) LLP]

LORNA J. MACLEOD

DIRECT LINE: 202-383-0817

E-mail: lornamacleod@eversheds-sutherland.com

December 18, 2019

Via EDGAR and E-mail

Elisabeth Bentzinger, Esq., Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kansas City Life Insurance Company and Kansas City Life Variable Life Separate Account, Registration Statement on Form N-6 (File No. 333-150926)

Dear Ms. Bentzinger,

On behalf of Kansas City Life Insurance Company (the “Company”) and Kansas City Life Variable Life Separate Account, we are providing the Company’s responses to comments received from the staff on Post-Effective Amendment No. 13 to the above-referenced registration statement. Revisions described in this e-mail will be added to the registration statement by a Post-Effective Amendment to be filed under Section 485(b) on or after Thursday, December 19, 2019. We are also providing copies of the prospectus and statement of additional information marked to show the proposed revisions.

Elisabeth Bentzinger, Esq.,
December 18, 2019

For your convenience, each Staff comment is set forth below, followed by the Company’s response:

Prospectus

1. Summary of the Contract (page 1)

Comment: At an appropriate location in the prospectus, add the statement that the prospectus describes all material rights and obligations under the Contract and Riders and supplemental benefits available to add to the Contract.

Response: The requested statement has been added in the Summary of the Contract section on page 1.

2. Contract Risks - Risk of Lapse (page 3)

Comment: Add disclosure describing the length of the Grace Period, when the Grace Period begins and whether there are any state variations. Also, clarify whether there are any differences between the Grace Period for pre-2020 and post-2020 Contracts.

Response:  The requested disclosure has been added. The Company confirms that the Grace Period for pre-2020 and post-2020 contracts is the same and that there are no state variations.

3. Contract Risks - Surrender and Partial Surrender Risks (page 3)

Comment: Revise the first sentence to clarify that the surrender charge is payable during the first ten years rather than fifteen years for Contracts issued post January 2020.

Response:  The disclosure has been revised as requested.

4. Fee Table - Transaction Fees, footnote 2 (page 6)

Comment: Following the first sentence, add “For Contracts issued after January 2, 2020, the surrender charge is also based on the Insured’s risk class.”

Response:  The disclosure has been revised as requested.

5. Fee Table - Transaction Fees, footnote 3 (page 6)

Comment: Revise the last sentence in the footnote to clarify that the surrender charge for an increase in the Specified Amount will also depend on the insured’s Tobacco Risk class.

Response:  The disclosure has been revised as requested.

Elisabeth Bentzinger, Esq.,
December 18, 2019

6. Fee Table - Periodic Fees (pages 6-14)

Comment: Confirm that the Specified Amount for each representative Insured provided is accurate both for pre-2020 and post-2020 Contracts. Otherwise provide separate representative Insureds for pre-2020 and post-2020 Contracts.

Response:  The Company confirms that the representative Insureds are accurate both for pre-2020 and post-2020 Contracts.

7. Fee Table - Periodic Fees - Lifetime Guaranteed Minimum Death Benefit

Comment: Add a footnote explaining that the Lifetime Guaranteed Minimum Death Benefit is not available to Contracts issued on or after January 2, 2020.

Response:  The disclosure has been revised as requested.

8. Charges and Deduction - Cost of Insurance Charge (page 32)

Comment: Revise the sentence following the list of tobacco risk classes to refer to the new Standard Select Non-Tobacco User as well as the Standard Tobacco User and the Standard Non-Tobacco User Risk classes.

Response:  The Company believes that no change is necessary because the Standard Select Non-Tobacco User risk class may not be issued as a substandard risk class.

9. Charges and Deductions - Cost of Insurance, footnote 36 (page 33)

Comment: Add information in the footnote regarding different guaranteed interest rates for pre-2020 and post-2020 Contracts to the body of the prospectus.

Response:  The disclosure has been revised as requested.

10. Charges and Deductions - Supplemental and/or Rider Benefits Charge - Other Insured Term Insurance (page 34)

Comment: Add disclosure describing the Per Thousand Charge that applies to Contracts sold after January 1, 2020.

Response:  The disclosure has been revised as requested.

Elisabeth Bentzinger, Esq.,
December 18, 2019

11. Charges and Deductions - Surrender Charge (page 34)

Comment: At the end of the first sentence of the first paragraph under the heading add “and varies depending on the Insured’s Age, sex and risk class.” At the end of the first sentence of the second paragraph add “and varies depending on the Insured’s Age and sex.”

Response:  The disclosure has been revised as requested.

12. Premiums - Premiums to Prevent Lapse - Grace Period (page 57)

Comment: Add disclosure describing how long the Grace Period is, when it begins and any state variations. Also, revise disclosure to describe any difference in the Grace Period for pre-2020 and post-2020 Contracts.

Response:  The requested disclosure has been added. The Company confirms that the Grace Period for pre-2020 and post-2020 contracts is the same and that there are no state variations.

13. Cash Benefits - Contract Loans - Contract Loans May Have Tax Consequences (page 62)

Comment:  In the third paragraph, update the length of the Grace Period. Also, clarify whether the length of the Grace Period is the same for the pre-2020 and post-2020 Contracts.

Response:  No change is necessary because the disclosure correctly states the length of the Grace Period. As previously noted, the length of the Grace Period is the same for pre-2020 and post-2020 Contracts.

14. Payment Options - Minimum Amounts (page 64)

Comment: Explain supplementally the source of the Company’s authority to reduce the minimum payment amount from $50 to $25.

Response:  For Contracts issued on or after January 1, 2020, the policy form provides that the payment under any payment option must be at least $25. Disclosure has been revised to clarify that the minimum payment amount for Contracts issued before January 1, 2020 is $50.

15. Restatement - Contracts issued before January1, 2020 (page 65)

Comment: Delete the statement “See Your Contract for further information.” In its place, describe all material conditions required for reinstatement.

Response:  The statement referring Contract owners to the Contract has been deleted. The Company confirms that the only material conditions for reinstatement are 1) payment of the required premium; and 2) proof of insurability.

Elisabeth Bentzinger, Esq.,
December 18, 2019

16. Restatement - Contracts issued on or after January 1, 2020 (page 66)

Comment: Delete the statement “See your Contract for further information.” In its place, describe all material conditions required for reinstatement. Also disclose all material state variations.

Response:  The statement referring Contract owners to the Contract has been deleted. The Company confirms that the only material conditions for reinstatement are 1) payment of the required premium; and 2) proof of insurability.

17. Appendix B - Surrender Charge Percentages of Initial Surrender Charge Factor (pages 79-80)

Comment: Revise in plain English the statement “Do not grade between Years [15-16 (pre-2020) and 10-11 (post-2020).]”

Response:  The disclosure has been revised as requested.

Statement of Additional Information

18. Incontestability (SAI, page 1)

●	Comment: In the first paragraph under the heading, revise disclosure to explain what the phrase “if the Contract terminates as described in the Contract” means.

Response: The disclosure has been revised to clarify that the exception applies if the Contract lapses.

●	Comment: In the first sentence of the third paragraph, should the language “if the Contract terminates and it is reinstated” be changed to “if the Contract lapses and it is reinstated”?

Response: The Company believes that the disclosure is correct as stated, and, therefore, that no change is necessary.

●	Comment: Language describing post-2020 Contracts, in the first sentence of the second paragraph under the heading states “we cannot contest statements made in the restatement application.” Corresponding language describing pre-2020 Contracts in the first sentence of the sixth paragraph states “we cannot contest the reinstated Contract.” Is the difference in this language intentional? If, not, conform the language.

Response: The disclosure tracks the language of the relevant provision in each version of the policy form. Consequently, the Company believes that it is correct as stated, and that no change is necessary.

Elisabeth Bentzinger, Esq.,
December 18, 2019

19. Suicide Exclusion (SAI, pages 1-2)

●	Comment: In the third paragraph under the heading, disclosure states that the amount payable after death by suicide for pre-2020 Contracts is “Contract Value less the amount of any Loan Balance and partial surrenders.” Aren’t partial surrenders already reflected in the Contract Value?

Response: The disclosure has been revised to remove the reference to partial surrenders.

●	Comment: Disclosure in the fourth and sixth paragraphs under the heading states that “if the Insured dies by suicide within two years of an increase in the Specified Amount, the amount payable associated with the increase is limited to the cost of insurance charges associated with the increase.” Do these statements also apply to Reinstatement?

Response: A different provision applies to the amount payable after Reinstatement. Disclosure has been added describing the amount payable after Reinstatement.

20. Misstatement of Age or Sex (SAI, page 2)

●	Comment: Throughout the section, “sex” should be lower case because it is not a defined term.

Response: Disclosure has been revised to reflect that “sex” is not a defined term.

●	Comment: In the first paragraph under the heading, restate in plain English the description of the “adjusted death benefit”.

Response: The disclosure has been revised as requested.

●	Comment: In the third paragraph under the heading describing pre-2020 Contracts, disclosure states that if it is determined that the stated Age or sex is not correct while the Contract is in force and the Insured is alive..... Should the language “while the Contract is in force and the Insured is alive” also be included in disclosure describing the adjustment of the death benefit for post-2020 Contracts?

Response: The Company believes the disclosure is correct as stated and, therefore, that no change is necessary.

Elisabeth Bentzinger, Esq.,
December 18, 2019

●	Comment: Disclosure in the first paragraph under the heading states that an adjustment occurs in post-2020 Contracts if the “Issue Age” is incorrect. Disclosure in the third paragraph states that for pre-2020 Contracts an adjustment will occur if the “Age” is incorrect. Clarify whether the use of the different terms “Issue Age” and “Age” is intentional in this disclosure.

Response: Disclosure describing the post-2020 Contract has been revised to use the defined term “Age” rather than “Issue Age”.

●	Comment: The second paragraph under the heading states that while the Contract is in force and the Insured is alive, future Cost of Insurance Deductions will reflect the correct Age and sex. Revise disclosure to clarify whether this statement applies both to pre-2020 and post-2020 Contracts.

Response: Disclosure has been revised to clarify that the statement refers only to post-2020 Contracts.

●	Comment: Revise disclosure to clarify whether disclosure in the last paragraph describing what adjustment occurs if the misstatement of Age or sex is determined after the death of the Insured applies to both pre-2020 and post-2020 Contracts.

Response: Disclosure has been revised to clarify that the statement refers only to pre-2020 Contracts.

21. Misstatement of Tobacco Status (SAI, page 2)

Comment: In the first paragraph under the heading, restate in plain English the description of the “adjusted death benefit.”

Response: The disclosure has been revised as requested.

********************

In addition to the revisions made in response to Staff comments described above, the prospectus has been revised to reflect that the names of the Dreyfus Variable Investment Fund, the Dreyfus Stock Index Fund, Inc. and the Dreyfus Sustainable U.S. Equity Portfolio, Inc. have been changed to the BNY Mellon Variable Investment Fund, the BNY Mellon Stock Index Fund, Inc. and the BNY Mellon Sustainable U.S. Equity Portfolio, Inc. This change reflects the decision by BNY Mellon to rename the Dreyfus funds to align with the BNY Mellon investment management brand. Also, in the “Applying for the Contract” section (beginning on page 28) the term “TIA” (“temporary insurance agreement”) has been replaced with “conditional receipt.”

Elisabeth Bentzinger, Esq.,
December 18, 2019

The Company believes the revisions described above should respond adequately to your comments. If you have any questions regarding information presented in this letter or the proposed revisions to the prospectus or statement of additional information, please contact me at 202-383-0817.

Thank you for your attention to this matter

Sincerely,

/s/ Lorna J. MacLeod

Lorna J. MacLeod

Eversheds Sutherland (US) LLP

LJM/sb

Cc:	Marc S. Bensing